Mail Stop 6010

September 1, 2006

Mr. Gregory Leiser
Chief Financial Officer
Amistar Corporation
237 Via Vera Cruz
San Marcos, California 92078

      Re: Amistar Corporation
           Form 10-KSB for year ended December 31, 2005
           Filed March 30, 2006
           File No. 000-13403

Dear Mr. Leiser:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

      Sincerely,

      Martin F. James
      Senior Assistant Chief Accountant